Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
August 3, 2010
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA
Dear Mr. Schwall,
          Thank you for your letter dated July 1, 2010 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).
          In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Rio Tinto is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Rio Tinto and therefore is not submitted on a confidential basis.
          In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
          Rio Tinto’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in bold, italicised text, and have provided our responses immediately following each numbered comment.
Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
Registered in England No. 719885.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
Form 20-F for Fiscal Year Ended December 31 2009
Principal Risks and Uncertainties, page 6
1.	Please use the caption “Risk Factors,” as Item 3.D of Form 20-F requires. Also, you state that “[t]he following describe some of the material risks that could affect Rio Tinto.” Please eliminate the suggestion in the first paragraph that you have not discussed all known material risks in this section.
In response to the Staff’s comment, we will use the caption “Risk Factors” in future filings of Annual Reports on Form 20-F with the SEC. We will revise the language in future filings to clarify that the text under the caption “Risk Factors” discusses all of the known material risks that could affect Rio Tinto.
Copper, page 16
2.	You refer throughout your document to OECD demand and OECD countries. As some readers might not be familiar with the acronym you use for the Organisation for Economic Co-operation and Development, please define the acronym in context the first time it appears in your document.
In response to the Staff’s comment, we will clarify that the acronym OECD refers to the Organisation for Economic Co-operation and Development in context the first time the acronym OECD appears in future filings of Annual Reports on Form 20-F with the SEC.
Global Functions, page 17
3.	The charts and tables you present at pages 19 and 104 are difficult to read. Please present them in legible form. See generally Exchange Act Rule 12b-12.
In response to the Staff’s comment, we will revise the presentation of charts and tables in future filings of Annual Reports on Form 20-F with the SEC so as to provide the information in more legible form.
Operating and Financial Review and Prospects
Financial Review, page 87
4.	Please provide a statement that your working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. See Item 5.B.1(a) of Form 20-F. We note the related disclosure at page A-112. In addition, please include a short summary of your liquidity and capital resources, including the amount of debt payable in 2010, your projected capital expenditures, your borrowing capacity, and your projected 2010 cash flow. In this regard, we note that you include such information in various parts of the filing, but that

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
you do not provide an overview of your liquidity and capital resources.
We note the Staff’s first comment and respectfully direct the Staff to the section titled “Off balance sheet arrangements and contractual commitments”, which is further on in the Financial review. The following statement is made: “We expect that these contractual commitments for expenditure, together with other expenditure and liquidity requirements will be met from internal cash flow and, to the extent necessary, from the existing facilities described in note 33 Financial risk management, part (v), to the 2009 Financial statements”. We will relocate this wording to the “Liquidity and capital resources” section, in future filings of Annual Reports on Form 20-F with the SEC.
We also note the Staff’s second comment and respectfully direct the Staff to the discussion under the caption “Liquidity and capital risk management” contained in part (v) of note 33 to the financial statements on page A-50 of the 2009 Form 20-F. This discussion provides a summary of Rio Tinto’s liquidity and capital resources, including information about material outstanding indebtedness, debt maturities, credit ratings, borrowing capacity and amounts available under bank facilities. In response to the Staff’s comment, we will include in future filings of Annual Reports on Form 20-F with the SEC a cross-reference in this discussion to the description of projected capital expenditure contained under the heading “Capital projects” (which appears on page 22 of the 2009 Form 20-F). Rio Tinto does not provide forward projections of cash flow; however, a discussion of historical cash flows for three years is included in the Financial Review on page 87 of the 2009 Form 20-F and any material trend information would be disclosed pursuant to Item 5.D of Form 20-F.
Notes to the 2009 Financial Statements
Note 1 Principal Accounting Policies
(c) Sales Revenue, page A-11
5.	We note from your disclosure on the top of page A-12 that “Where the benchmark price has not been finally agreed at the end of an accounting period, revenue is estimated based on the best available information, having reference to the terms of the contractual agreement and, where appropriate, to sales with other customers.” Given that the 2009 iron ore benchmark prices with China were never officially agreed upon, please provide us the following information regarding your sale of iron ore to China during 2009:
•	Tell us the process you used to determine the price at which such sales were recorded;

•	Provide the amount and reason for any adjustments made to the amount of iron ore revenue recorded; and

•	Tell us why you believe recording revenue for such iron ore sales to China meets the revenue recognition requirement in IAS 18 paragraph 14(c).

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
Rio Tinto’s iron ore businesses have long term sales contracts with customers. For 2009 and prior years the annual iron ore sales price under these contracts was subject to negotiation each year. The pricing year for most contracts ran from April to March. Prior to 2009 Rio Tinto Iron Ore (“RTIO”) had typically reached agreement with all customers by 30 June each year. In 2009 however, RTIO had not reached final agreement with its Chinese customers at 31 December 2009. As a result, the position adopted by RTIO was that Chinese customers were invoiced and made payments using provisional prices (i.e prices the parties agreed to apply in the absence of further agreement) and then subsequently adjusted based on finally agreed prices (“Final Prices”) for the 2009 contract year.
For the purposes of the 2009 financial statements, the Group considered that the final price agreed with the Group’s other significant customers located in Asia was the best estimate of the financial position which ultimately would result from the negotiations with our Chinese customers as at 31 December 2009. On 26 May 2009 our Hamersley Iron mining operations reached agreement with Japan’s Nippon Steel Corporation (“NSC”) on the final price of iron ore deliveries for the contract year commencing 1 April 2009. Subsequently during 2009, our Hamersley Iron, Robe and Hope Downs mining operations agreed final iron ore prices on the same basis as the agreement with NSC with all other customers except Chinese customers. Under these agreements the new price for Fines was 33 per cent lower than the 2008 price and 44 per cent lower for Lump.
Prior to agreement of the Final Prices, our Hamersley Iron, Robe and Hope Downs mining operations had agreed in writing with all long term contract (LTC) customers, including Chinese customers, provisional prices which were [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] per cent and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] per cent lower than 2008 iron ore prices for invoicing purposes. Upon agreement of the Final Prices with other significant customers, adjustments to the original invoices were made for those customers, reflecting the difference between provisionally agreed prices and the Final Prices. These adjustment invoices were recognised as reductions in 2009 sales revenue.
There was no adjustment of the previously paid invoices for Chinese customers during 2009 because there was no agreement on the final price for those invoices. However, once the Group had reached a pricing agreement with all other significant customers, the Group recorded a provision (allowance) against sales revenue during 2009 to reduce revenue from those invoices to our Chinese customers to the level of that agreement. We reduced the recorded 2009 sales revenue by US$[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million and tax by US$[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] million based on the Final Prices. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.] No further adjustment was required to sales revenue for 2009.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
Application of IAS 18
Paragraph 14c) states that revenue can only be recognised if it can be measured reliably and paragraph 23 states that there must have been agreement on the consideration to be exchanged. We considered that the fact that invoices were being billed and collected based on agreed prices an indication that the prices could be measured reliably. This fact pattern is analogous to a volume rebate in which revenue is recognised but a deduction is made for the best estimate of the volume discount. In this case, deduction from revenue was made based on the results of a negotiated settlement with other customers.
Further, IAS 18 paragraph 9 states that revenue should be measured at the fair value of the consideration received or receivable. Fair value is the price at which an asset could be exchanged between knowledgeable, willing parties in an arm’s length transaction. Again, we considered that the final price agreed with the Group’s other customers was the best estimate of fair value for sales to Chinese customers. If, as at 31 December, the Group had considered that it was probable that a higher or lower price would be agreed with Chinese customers than with other customers, then revenues would have been further adjusted.
(j) Determination of Ore Reserves, page A-15
6.	We note your disclosure that “Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2009, or contracted prices where applicable...Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.” This disclosure appears to imply that your reserve estimates disclosed in the filing are based upon your own internal price assumptions rather than the average historical prices for the three years to June 30, 2009 and that the use of such internal price assumptions results in reporting lower reserve volumes than would otherwise be reported if average historical prices for the three years to June 30, 2009 had been used. Please clarify this disclosure, and explain in further detail how your long term price assumptions impact the reserves you report. As part of your response, please tell us why you believe use of your own long term price assumptions is appropriate in the circumstances in which you use them, and, to the extent the prices you used to report reserves differed from the three year historical average, please provide us with the prices you used.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
The disclosure quoted above was first included in our 2005 Form 20-F following our letters to the Staff on January 27, 2006 and April 26, 2006 in response to certain price related Engineering Comments on the 2004 Form 20-F.
In the first letter, we provided the prices used to test our reserves with a request for confidential treatment.
In the second letter, we stated:
“we will provide a table of three year average historical benchmark prices for commodities where these are publicly available and where there is a reasonable degree of correlation between the benchmark and Rio Tinto’s realised prices.”
We further noted that:
“coal and uranium production is sold pursuant to confidential long term contracts and therefore movements in prices realised by Rio Tinto will not necessarily reflect the movements in any publicly quoted benchmarks. In addition, for coal as well as diamonds there are significant product specification differences between mines. Consequently, publicly quoted benchmarks for these three commodities are not included. Industrial mineral products prices are entirely determined by contract and there are no publicly quoted benchmark prices for these commodities.”
In Attachment 2 to the April 26, 2006 letter, we supplied a table which is essentially in the same format as footnote (a) of the Rio Tinto 2009 Form 20-F on page 38. This indicated that the reserves for all commodities had been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices. This remains the situation today and each reported reserve has passed that test.
The April 26, 2006 letter also indicated, in Attachment 1, our intention to include a statement along the following lines:
“Ore reserves presented on pages x to y do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2005, or contracted prices where applicable. For this purpose, contracted prices are applied only to future sales volumes for which the price is predetermined by an existing contract; and the average of historical prices is applied to expected sales volumes in excess of such amounts. Moreover, reported ore reserve estimates have not been increased above the levels expected to be economic based on Rio Tinto’s own long term price assumptions. Therefore, a reduction in commodity prices from the three year average historical price levels would not necessarily give rise to a reduction in reported ore reserves.”
This wording has been used in the 2005 and all subsequent Form 20-F submissions, including the 2009 Form 20-F.

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
The rationale for this comes from another paragraph in the same Attachment 1 which stated:
“Commodity prices increased rapidly in 2004 and 2005. Rio Tinto expects that economic growth will continue the positive trend of 2005 for the time being, even if rates of growth slow somewhat. This, in turn, should result in a continuation of strong markets for our products and prices above the long term trend. However, the current strong markets cannot be expected to continue indefinitely. At some point, the supply position will become more balanced, which will lead to a downturn in the cycle. We cannot predict when this will occur.”
It was our belief that (some) commodity prices would eventually fall from the high price levels enjoyed in the strong markets referenced above and we decided that, where Rio Tinto’s own long term price assumptions were below the average of three year historical prices, then we should not increase the reported ore reserves above the levels expected to be economic based on those long term assumptions.
Whilst it is correct to say that the use of such internal price assumptions may result, in some cases, in the reporting of lower reserve volumes than would otherwise be estimated using the average of three year historical prices, Rio Tinto believes that it could be misleading to investors to include a higher reserve volume than Rio Tinto management believes to be consistent with the expected life of the mine. The Rio Tinto long term price estimates are based on an analysis of supply and demand trends and the general principle that, in the long term, the price for a commodity tends to trend towards the marginal cost of production of that commodity. The long term price estimates provide the basis on which management makes business and investment decisions and are used for impairment and depreciation computations under IFRS.
It remains our belief that, in real terms, long term prices will, for many commodities, be below those pertaining in the last three years.
Given the volatility in commodity markets, we believe the risk of overstating the reserves estimate using the three year average prices are high. As indicated in our disclosure all reserves are tested at three year average historical prices and, for the purposes of the Form 20-F, if the historical prices are lower than the Rio Tinto long term prices, the reserves are re-estimated and, if they fail the economic test, reduced accordingly.
Attachment 1 contains a table showing the three year historical average prices for our major commodities. On a confidential basis for the information of the Staff, we have also included in the attached table the prices we used to estimate our reserves for the purposes of the Form 20-F.
* * *
          Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,
/s/ Ben Mathews
Ben Mathews

(Attachment)

cc:	Mark Wojciechowski Mark Shannon Sean Donahue Timothy Levenberg (Securities and Exchange Commission)

Kathryn A. Campbell (Sullivan & Cromwell LLP)

Rio Tinto has claimed confidential treatment of portions
of this letter in accordance with 17 C.F.R. § 200.83
ATTACHMENT 1
Table showing the extent to which the prices used to report reserves differed from the three year historical average
The three year average prices shown below are disclosed in our 2009 Form 20-F on page 38. The additional column on the right is provided confidentially for the information of the Staff and shows the prices used for reserve estimation. In all cases the reserves are reported using a price equal to or below the three year average price.
Notes
(a)	Commodity prices (based on a three year average historical price to 30 June 2009) used to test whether the reported reserve estimates could be economically extracted, include the following benchmark prices:

		US$	US$
		(three year	(actual for
Ore reserve	Unit	average)	estimation)

Aluminium	pound	1.09	[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Copper	pound	2.99
Gold	ounce	779
Iron Ore
Australian benchmark (fines)	dmtu*	1.01
Atlantic benchmark (fines)	dmtu*	1.03
Molybdenum	pound	25.18
Nickel	pound	12.13
Silver	ounce	13.71

*	dry metric tonne unit
Prices for all other commodities are determined by individual contract negotiation. The reported reserves for these commodities have been tested to confirm that they could be economically extracted using a combination of existing contract prices until expiry and thereafter three year historical prices.